                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20546

                                   FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                  For the Fiscal Year Ended December 31, 1998

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                        Delphi Information Systems, Inc.
                         Cash Option Profit Sharing Plan


                        DELPHI INFORMATION SYSTEMS, INC.

       The principal executive offices of Delphi Information Systems, Inc. are located at 3501 Algonquin Road, Rolling Meadows, Illinois 60008

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934 the Committee has duly caused this annual Report to be signed by the undersigned thereunto duly authorized.


                                    DELPHI INFORMATION SYSTEMS, INC.
                                    Cash Option Profit Sharing Plan







Date:  August 15, 1999              Signature /s/Richard J. Baum
      -------------------                     ------------------

                                               Richard J. Baum
                                               Senior Vice  President - Finance
                                               and Administration, Chief
                                               Financial Officer

DELPHI INFORMATION SYSTEMS, INC.
Cash Option Profit Sharing Plan

TABLE OF CONTENTS

                                                                        Page(s)
                                                                        -------
Independent Auditors' Report..................................            1
Statements Of Net Assets Available for Benefits...............            2-3
Statement of Changes in Net Assets Available for Benefits,
with Fund Information.........................................            4
Notes to Financial Statements.................................            5-8
                                                               Schedule
                                                               --------
Item 27a -- Schedule of Assets Held for Investment Purposes
as of December 31, 1998.......................................    1       9
Item 27d - Schedule of Reportable Transactions for the
Year ended December 31, 1998..................................    2       10

                                                   INDEPENDENT AUDITORS' REPORT


To the Trustees of
Delphi Information Systems, Inc.
Cash Option Profit Sharing Plan:


We have audited the accompanying statement of net assets available for benefits of Delphi Information Systems, Inc. Cash Option Profit Sharing Plan (the Plan) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audit. The accompanying financial statements of Delphi Information Systems, Inc. Cash Option Profit Sharing Plan as of December 31, 1997, were audited by other auditors whose report thereon dated June 10, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsiblity of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes as of December 31, 1998, and the schedule of reportable transactions for the year ended December 31, 1998, do not disclose the historical cost of the Plan's investments. Disclosure of this information is required by the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


KPMG LLP
Chicago, Illinois
July 7, 1999

                        DELPHI INFORMATION SYSTEMS, INC.
                         CASH OPTION PROFIT SHARING PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1998

          (EMPLOYER IDENTIFICATION NUMBER 77-0021975, PLAN NUMBER 001)

ASSETS:

                 Investments:
                     Delphi Common Stock                   $         51,766

                     Stable Value Fund                            1,095,265

                     Income Fund                                     59,130

                     Pathway Series-Balanced                        374,649

                     Pathway Series-Conservative                     31,411

                     Growth and Income Fund                         991,104

                     Global Fund                                    151,741

                     Large Company Growth Fund                    2,541,152

                     Development Fund                               100,135

                     Participant Loans                              126,214


                                                         -------------------
Net assets available for benefits                          $      5,522,567
                                                         -------------------
                                                         -------------------

         The accompanying notes are an integral part of this statement.

                        DELPHI INFORMATION SYSTEMS, INC.
                         CASH OPTION PROFIT SHARING PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1997

          (EMPLOYER IDENTIFICATION NUMBER 77-0021975, PLAN NUMBER 001)

ASSETS:

                 Investments:
                     Delphi Common Stock                   $         30,700

                     Stable Value Fund                            1,228,922

                     Income Fund                                     21,731

                     Pathway Series-Balanced                        556,997

                     Pathway Series-Conservative                      2,149

                     Growth and Income Fund                         813,916

                     Global Fund                                     78,456

                     Large Company Growth Fund                    2,137,210

                     Development Fund                                39,049

                     Participant Loans                               78,379


                                                         -------------------
Net assets available for benefits                          $      4,987,509
                                                         -------------------
                                                         -------------------

         The accompanying notes are an integral part of this statement.

                        DELPHI INFORMATION SYSTEMS, INC.
                         CASH OPTION PROFIT SHARING PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998

          (EMPLOYER IDENTIFICATION NUMBER 77-0021975, PLAN NUMBER 001)


------------------------------------------------------------------------------------------------------------------------------------
                                                                                       PARTICIPANT DIRECTED
                                                       -----------------------------------------------------------------------------
                                                                                                                  Growth
                                                          Delphi     Stable             Pathway     Pathway        and
                                                          Common     Value    Income    Series-     Series-       Income     Global
                                                          Stock      Fund      Fund     Balanced  Conservative     Fund       Fund
                                                       -----------------------------------------------------------------------------
ADDITIONS:
   Contributions:
     Participants                                             -      28,163    33,341      6,864     3,851       119,308     59,172

   Investment Income:
     Unrealized gain (loss) on investments                 46,056       -      (1,508)     3,507      (760)      (50,184)    (4,552)
     Realized gain(loss) on investments                   (22,862)      -          (5)     6,191         6        (6,799)       928
     Net appreciation (depreciation) in fair value
                                                       -----------------------------------------------------------------------------
       of investments                                      23,194       -      (1,513)     9,698      (754)      (56,983)    (3,624)
                                                       -----------------------------------------------------------------------------
     Interest and dividend income                             -      69,853     4,200     24,149     1,727        95,156     15,932
                                                       -----------------------------------------------------------------------------
         Total investment income                           23,194    69,853     2,687     33,847       973        38,173     12,308
                                                       -----------------------------------------------------------------------------
         Total additions                                   23,194    98,016    36,028     40,711     4,824       157,481     71,480
                                                       -----------------------------------------------------------------------------

DEDUCTIONS:
   Benefits paid to participants                           (2,128) (142,216)  (24,538)   (47,087)     (566)      (62,597)   (36,994)
   Other expenses                                             -        (288)      (69)       (37)      -             -          -
                                                       -----------------------------------------------------------------------------
         Total deductions                                  (2,128) (142,504)  (24,607)   (47,124)     (566)      (62,597)   (36,994)
                                                       -----------------------------------------------------------------------------

LOANS ISSUED TO PARTICIPANTS                                  -     (14,762)   (7,927)    (9,736)      -         (23,148)   (10,617)
LOAN PRINCIPAL REPAYMENTS                                     -       7,384     4,856      5,756       -             896      3,477
TRANSFERS TO THE PLAN                                         -         778     1,762        -         -           3,560      1,478
INTERFUND TRANSFERS                                           -     (82,569)   27,287   (171,955)   25,004       100,996     44,461
                                                       -----------------------------------------------------------------------------
NET INCREASE (DECREASE)                                    21,066  (133,657)   37,399   (182,348)   29,262       177,188     73,285

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                      30,700 1,228,922    21,731    556,997     2,149       813,916     78,456
                                                       -----------------------------------------------------------------------------
    End of year                                            51,766 1,095,265    59,130    374,649    31,411       991,104    151,741
                                                       -----------------------------------------------------------------------------
                                                       -----------------------------------------------------------------------------

                                                                Large
                                                               Company
                                                               Growth        Development    Participants
                                                                Fund            Fund            Loans          Total
                                                          -------------------------------------------------------------
ADDITIONS:
   Contributions:                                               123,971         18,696             -          393,366
     Participants

   Investment Income:                                           482,414           (900)            -          474,073
     Unrealized gain (loss) on investments                       59,836         (2,035)            -           35,260
     Realized gain(loss) on investments
     Net appreciation (depreciation) in fair value
                                                          -------------------------------------------------------------
       of investments                                           542,250         (2,935)            -          509,333
                                                          -------------------------------------------------------------
     Interest and dividend income                               132,108          9,755             -          352,880
                                                          -------------------------------------------------------------
         Total investment income                                674,358          6,820             -          862,213
                                                          -------------------------------------------------------------
         Total additions                                        798,329         25,516             -        1,255,579
                                                          -------------------------------------------------------------

DEDUCTIONS:
   Benefits paid to participants                               (383,924)       (17,206)        (13,574)      (730,830)
   Other expenses                                                   (50)           -               -             (444)
                                                          -------------------------------------------------------------
         Total deductions                                      (383,974)       (17,206)        (13,574)      (731,274)
                                                          -------------------------------------------------------------

LOANS ISSUED TO PARTICIPANTS                                    (27,455)        (7,636)        101,281            -
LOAN PRINCIPAL REPAYMENTS                                        16,472          1,031         (39,872)             0
TRANSFERS TO THE PLAN                                             1,775          1,400             -           10,753
INTERFUND TRANSFERS                                              (1,205)        57,981             -              -
                                                          -------------------------------------------------------------
NET INCREASE (DECREASE)                                         403,942         61,086          47,835        535,058

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                         2,137,210         39,049          78,379      4,987,509
                                                          -------------------------------------------------------------
    End of year                                               2,541,152        100,135         126,214      5,522,567
                                                          -------------------------------------------------------------
                                                          -------------------------------------------------------------


         The accompanying notes are an integral part of this statement.

                        DELPHI INFORMATION SYSTEMS, INC.
                         Cash Option Profit Sharing Plan

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

          (Employer Identification Number 77-0021975, Plan Number 001)

1.    PLAN DESCRIPTION

      The following is a general description of the Delphi Information Systems, Inc. Cash Option Profit Sharing Plan (the "Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

      The Plan, which commenced January 1, 1988, is a qualified cash option profit sharing plan offered to all eligible employees of Delphi Information Systems, Inc. (the "Company" or "Delphi") when hired. Enrollment to participate and election changes occur quarterly. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and Section 401 (a) and Section 401 (k) of the Internal Revenue Code ("IRC") of 1986, as amended.

      CONTRIBUTIONS

      Participants may elect to contribute an amount equaling from 1% to 20% of their basic compensation up to a maximum of $10,000 for 1998 and $9,500 for 1997 (salary reduction contributions). This maximum allowable contribution is adjusted each year for increases in the cost of living as provided in applicable regulations. This annual amount is an aggregate limitation that applies to all of an individual's salary reduction contributions and similar contributions under other plans. The Company may make an annual discretionary contribution to the Plan. Each plan year, the Company will decide what portion of its profits, if any, it will contribute to the Plan. The Company did not make any contribution to the Plan during 1998 and 1997.

      The salary reduction contributions are deposited to the investment funds as directed by the participant.

      PARTICIPANT ACCOUNTS

      Each participant's account is adjusted with the participant's contributions and allocations of (1) the related Company matching contributions, if any, (2) fund earnings or losses, (3) administrative expenses, if applicable and (4) forfeitures. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING

      Each participant has an immediate, fully vested right to receive all salary reduction contributions and earnings thereon, upon termination from the Company, or upon separation caused by death of the participant or under other special circumstances.

      The Company's contributions to the Plan, if any, and the earnings on such contributions, become vested in accordance with the following schedule:

                                Years                           Vested
                             of Service                       percentage
                             -------------------------------------------
                              1 but less than 2                   25%
                              2 but less than 3                   50%
                              3 but less than 4                   75%
                              4 or more                          100%

      FORFEITURES

      If a participant stops working for the Company before their account is 100% vested, they may forfeit the nonvested portion of their account. All amounts that are forfeited by terminated Participants are added to the Company's contributions to the Plan and divided up among the accounts of eligible Participants.

      INVESTMENT OPTIONS

      Participants may direct their salary reduction contributions and any earnings thereon may be invested in one or more of the following funds:

         a. Delphi Common Stock - Invests in the shares of the Company's common stock. This account was frozen July 1, 1997 and no participant's contributions are being allocated to this investment.

         b. Scudder Stable Value Fund - Invests in high-quality instruments, including guaranteed investment contracts, bank investment contracts, money market instruments, and synthetic contracts composed of triple-A-rated securities and high-quality bond portfolios "wrapped" by insurance companies or banks rated AA or higher by Standard & Poors or Moodys.

         c. Scudder Income Fund - Invests primarily in high-grade corporate bonds and government securities.

         d. Scudder Pathway Series - Balanced - Invests in a mix of Scudder mutual funds, including stock funds, bond funds, and stable value investments, that pursue capital appreciation as well as current income.

         e. Scudder Pathway Series - Conservative - Invests in a mix of Scudder mututal funds, including bonds, stock funds, and stable value investments, which pursue current income as a primary objective.

         f. Scudder Growth and Income Fund - Investments are income-producing common and preferred stocks of established companies divided mainly among the financial, manufacturing, health care, and consumer staples sectors.

         g. Scudder Global Fund - Invests in both U.S. and foreign stocks, with an emphasis on stocks of established companies of varying size.

         h. Scudder Large Company Growth Fund - Invests primarily in the stocks of medium-to-large sized U.S. companies with prospects for maintaining greater-than-average earnings, strong financial positions, and relatively little debt over time.

         i. Scudder Development Fund - Invests in a portfolio of stocks of small, emerging, or developing companies that show the promise of increased size and profitability or market recognition.

         j. The following are investment options that were available through July 1, 1997 and since have been closed: CIGNA Guaranteed Long Term Account, CIGNA Guaranteed Government Securities Account, Fidelity Income and Growth Account, and Fidelity Growth Opportunities Account.

      LOANS TO PARTICIPANTS

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lessor of $50,000 or 50% of their vested account balance. Participant loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

      PAYMENT OF BENEFITS

      For any event which may result in a distribution of benefits, a participant's benefit is distributed in a single, lump sum payment. The distribution is made in the form of cash, unless the participant elects to receive the portion of his account that was invested in the Company's stock in the form of whole shares of such Company stock.

      EXPENSES

      Expenses in connection with the purchase or sale of stock or other securities are charged to the fund for which such purchase or sale is made. The Trust Agreement stipulates that expenses incurred by the Asset Custodian in the performance of its duties including legal and audit fees shall be paid from the Trust Fund unless paid by the Company at its sole discretion.

      TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any Company contributions to their accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      INVESTMENT VALUATION

      Investments, other than fully-benefit-responsive investment contracts, are stated at fair value as determined by quoted market prices. Approximately 93% and 28% of the Scudder Stable Value Fund was invested in fully-benefit-responsive investment contracts at December 31, 1998 and December 31, 1997, respectively. These contracts are valued at contract value, which has been determined by the Fund's Trustee to approximate fair value. The crediting interest rate at December 31, 1998 and December 31, 1997 for the investment contracts range from 4.63% to 7.77% and 5.15% to 7.67%, respectively. The crediting interest rates are reset upon the maturity of the contracts.

      Purchases and sales of securities are reflected on a trade date basis. Interest and dividend income from other investments is accrued as earned.

3.    INVESTMENTS EXCEEDING 5% OF NET ASSETS

      The Plan's investments which exceeded 5% of net assets as of December 31, 1998 and 1997 are as follows:

                                            December 31,          December 31,
                                                1998                  1997
                                            -------------        --------------
      SCUDDER:
      Stable Value Fund                       $1,095,265           $1,228,922
      Pathway Series - Balanced                  374,649              556,997
      Growth and Income Fund                     991,104              813,916
      Large Company Growth Fund                2,541,152            2,137,210
                                             -----------           ----------
         Total                                $5,002,170           $4,737,045
                                             -----------           ----------

4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated August 4, 1995, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

                        DELPHI INFORMATION SYSTEMS, INC.
                         CASH OPTION PROFIT SHARING PLAN

                  SCHEDULE I - ITEM 27a - - SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998

          (EMPLOYER IDENTIFICATION NUMBER 77-0021975, PLAN NUMBER 001)

                                                                                           Current
Indentity of Issue/ Description of Investment                        Cost (a)                Value
                                                                    ----------           -------------
*  Scudder Trust Company

            Delphi common stock, 6,090 shares,
                 $0.10 par value, $8.50 per share                                             $51,766

            Stable Value Fund
                 1,095264.820 units, $1.00 per unit                                         1,095,265

            Income Fund
                 4,466.025 units, $13.24 per unit                                              59,130

            Pathway Series-Balanced
                 28,686.787 units, $13.06 per unit                                            374,649

            Pathway Series-Conservative
                 2,467.476 units, $12.73 per unit                                              31,411

            Growth and Income Fund
                 37,670.250 units, $26.31 per unit                                            991,104

            Global Fund
                 5,290.823 units, $26.68 per unit                                             151,741

            Large Company Growth Fund
                 80,011.80 units, $31.76 per unit                                           2,541,152

            Development Fund
                 2,658.931 units, $37.66 per unit                                             100,135

* Participant Loans
            7.25 to 9.50 percent interest                                                     126,214
                                                                                         -------------

                                                                                           $5,522,567
                                                                                         -------------
                                                                                         -------------

            (a) Historical cost information could not be obtained from the
                Plan's custodian.
             *  Represents a party in interest.


                 See accompanying independent auditors' report.

                        DELPHI INFORMATION SYSTEMS, INC.
                         CASH OPTION PROFIT SHARING PLAN

            SCHEDULE II - 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

          (EMPLOYER IDENTIFICATION NUMBER 77-0021975, PLAN NUMBER 001)

                                                      Purchases                                  Sales
                                              ------------------------   -------------------------------------------------------


                                               Number of     Purchase     Number of     Selling
Indentity of Issue/Description of Investment   Purchases       Price         Sales        Price       Cost        Gain/(Loss)
----------------------------------------------------------------------   -------------------------------------------------------
*  Scudder Trust Company

           Stable Value
           Fund                                       95      $252,942         38       $386,598     $386,598            $0

           Income Fund                                62       $75,752         18        $36,841      $36,847           ($6)

           Pathway Series-
           Balanced Fund                              59       $40,581         27       $232,627     $232,345          $282

           Pathway Series-
           Conservative Fund                          31       $30,704          3           $688         $691           ($3)

           Growth and
           Income Fund                                73      $392,699         19       $158,527     $167,438       ($8,912)

           Global Fund                                60      $131,378         14        $54,468      $58,471       ($4,003)

           Large Company
           Growth Fund                                67      $370,952         37       $509,260     $447,541       $61,719

           Development Fund                           63       $88,863         11        $24,842      $28,387       ($3,545)



           *     Represents a party in interest.


                 See accompanying independent auditors' report.